PURECYCLE TECHNOLOGIES, INC.

5950 Hazeltine National Drive, Suite 650

Orlando, Florida 32822

May 3, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	PureCycle Technologies, Inc. (the “Company”) Registration Statement on Form S-3 (Registration No. 333-264581) (the “Registration Statement”)

Dear Mr. Hagius,

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00 p.m. on May 6, 2022 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

PURECYCLE TECHNOLOGIES, INC.

By:	/s/ Brad Kalter
Name: Brad Kalter
Title: General Counsel and Corporate Secretary